UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.01% (2)
14	Type of reporting person (see instructions) PN

(1)

In its capacity as the direct owner of 718,622 shares of common stock, par value $0.001 per share of the Company (“Common Stock”) and 14,374,581 shares of Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”).

(2)

All calculations of percentage ownership herein are based on a total of 65,035,801 shares of Common Stock and 247,771,428 shares of Series A Preferred Stock issued and outstanding as of April 30, 2021, as reported on the Form 8-K filed with the SEC by Garrett Motion Inc. on April 30, 2021. All calculations are based on the shares of Common Stock and Series A Preferred Stock owned by the Reporting Person divided by the outstanding shares of Common Stock plus the shares of Series A Preferred Stock owned by the Reporting Person.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.01%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Value Opportunities Fund GP Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.01%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund Holdings, L.P.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Opps GTM Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.14%
14	Type of reporting person (see instructions) PN

(1)	In its capacity as the direct owner of 2,874,489 shares of Common Stock and 52,555,471 shares of Series A Preferred Stock.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,429,960 (1)
	8	Shared voting power None
	9	Sole dispositive power 55,429,960 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 55,429,960 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.14%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of OCM Opps GTM Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Fund GP I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,523,163 (1)
	8	Shared voting power None
	9	Sole dispositive power 70,523,163 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 70,523,163 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.44%
14	Type of reporting person (see instructions) PN

(1) Solely in its capacity as the managing member of Oaktree Fund GP, LLC and the sole shareholder of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital I, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,523,163 (1)
	8	Shared voting power None
	9	Sole dispositive power 70,523,163 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 70,523,163 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.44%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OCM Holdings I, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,523,163 (1)
	8	Shared voting power None
	9	Sole dispositive power 70,523,163 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 70,523,163 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.44%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,523,163 (1)
	8	Shared voting power None
	9	Sole dispositive power 70,523,163 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 70,523,163 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.44%
14	Type of reporting person (see instructions) PN

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.01%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Management GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.01%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlas OCM Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,093,203 (1)
	8	Shared voting power None
	9	Sole dispositive power 15,093,203 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 15,093,203 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.01%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,523,163 (1)
	8	Shared voting power None
	9	Sole dispositive power 70,523,163 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 70,523,163 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.44%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Capital Group Holdings GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,523,163 (1)
	8	Shared voting power None
	9	Sole dispositive power 70,523,163 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 70,523,163 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.44%
14	Type of reporting person (see instructions) OO

(1)	Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brookfield Asset Management Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,523,163 (1)
	8	Shared voting power None
	9	Sole dispositive power 70,523,163 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 70,523,163 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.44%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BAM Partners Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 70,523,163 (1)
	8	Shared voting power None
	9	Sole dispositive power 70,523,163 (1)
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 70,523,163 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.44%
14	Type of reporting person (see instructions) HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc.

SCHEDULE 13D

CUSIP No. 366505105

1	Name of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oaktree Phoenix Investment Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,904,762
	8	Shared voting power None
	9	Sole dispositive power 1,904,762
	10	Shared dispositive power None

11	Aggregate amount beneficially owned by each reporting person 1,904,762
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.85%
14	Type of reporting person (see instructions) PN

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock, including shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, of Garrett Motion Inc., a Delaware corporation. According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1)

Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership (“VOF Holdings”), whose principal business is to invest in a wide range of distressed debt securities and loans with an emphasis on more liquid positions across various sectors, in its capacity as the direct owner of 718,622 shares of Common Stock and 14,374,581 shares of Series A Preferred Stock;

2)

Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership (“VOF GP”), whose principal business is to serve as, and perform the functions of, the general partner of VOF Holdings, in its capacity as such;

3)

Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of the VOF Holdings, in its capacity as such;

4)

OCM Opps GTM Holdings, LLC, a Delaware limited liability company (“GTM Holdings”), whose principal business is to act as a holding company with respect to the Company securities it holds as disclosed herein, in its capacity as the direct owner of 2,874,489 shares of Common Stock and 52,555,471 of Series A Preferred Stock;

5)

Oaktree Fund GP, LLC, a Delaware limited liability company (“Fund GP”), whose principal business is to serve as, and perform the functions of, the general partner of GTM Holdings, in its capacity as such;

6)

Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds; in its capacity as the managing member of Fund GP and the sole shareholder of VOF GP Ltd.;

7)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I, in its capacity as such;

8)

OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I, in its capacity as such;

9)

Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such;

10)

Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), whose principal business is to provide investment advisory services to investment funds and accounts, in its capacity as the sole director of VOF GP Ltd.;

11)

Oaktree Capital Management GP, LLC, a Delaware limited liability company (“Management GP”), whose principal business is to serve as, and perform the functions of, the general partner of Management, in its capacity as such;

12)	Atlas OCM Holdings LLC, a Delaware limited liability company (“Atlas”), whose principal business is to serve as, and perform the functions of, the manager of Management GP, in its capacity as such;

13)

Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings;

14)

Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of each of OCG and Atlas, in its capacity as such;

15)	Brookfield Asset Management Inc., an Ontario corporation (“BAM”), in its capacity as the indirect owner of the class A units of each of OCG and Atlas, in its capacity as such; and

16)	BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of BAM, in its capacity as such.

17)

Oaktree Phoenix Investment Fund LP, a Cayman Islands limited partnership (“Phoenix”), whose principal business is to act as a private investment fund, in its capacity as the direct owner of 1,904,762 shares of Series A Preferred Stock.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”) and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(d) – (e) During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

As described in Item 4, each of the Reporting Persons and the Other Shareholders (as defined in Item 4) expressly disclaims that they constitute a “group” for the purposes of Sections 13(d) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder. The Other Shareholders have agreed to file a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing its required information. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D filed by the Other Shareholders.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 30, 2021, the Plan of Reorganization (the “Plan”) under Chapter 11 of Title 11 of the United States Code of Garrett Motion Inc., a Delaware corporation (the “Company”), became effective. Upon effectiveness of the Plan, all previously issued and outstanding common stock of the Company was cancelled in exchange for an equal number of shares of the reorganized Company’s common stock, $0.001 par value per share (the “Common Stock”). Pursuant to the terms of the Plan and the Replacement Equity Backstop Commitment Agreement dated March 9, 2021, the Company also issued 247,771,426 shares of Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”). Each share of Series A Preferred Stock is convertible into one share of Common Stock pursuant to the terms of the Certificate of Designations of Series A Cumulative Convertible Preferred Stock (the “Series A Certificate of Designations”). OCM Opps GTM Holdings LLC acquired 2,874,489 shares of Common Stock and 52,555,471 shares of Series A Preferred Stock. Oaktree Value Opportunities Fund Holdings LP acquired 718,622 shares of Common Stock and 14,374,581 shares of Series A Preferred Stock. Oaktree Phoenix Investment Fund LP acquired 1,904,762 shares of Series A Preferred Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock and Series A Preferred Stock for investment purposes and as part of the Plan.

On April 30, 2021, the Company entered into a Series A Investor Rights Agreement (the “Investor Rights Agreement”) with the Centerbridge Investors, the Oaktree Investors and the Additional Investors (each as defined therein, and the Oaktree Investors and the Additional Investors together, the “Other Shareholders”), setting forth the terms by which the Company agreed to provide certain rights in connection with the issuance of shares of its Series A Preferred Stock pursuant to the Plan. Pursuant to the Investor Rights Agreement, the Oaktree Investors (as defined in the Investor Rights Agreement) have the right to designate three Investor Director Designees (as defined therein) to be nominated for election to the board of directors of the

Company (the “Board”) at each stockholder meeting of the company, subject to reduction if the Oaktree Investors’ beneficial ownership stake in the Company decreases. In April 2021, the Oaktree Investors designated Steven Tesoriere, Daniel Ninivaggi and D’aun Norman, as the initial Investor Director Designees of the Oaktree Investors, with D’aun Norman designated as the “Additional Director”. The Investor Rights Agreement is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

On the same day, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Centerbridge Investors, the Oaktree Investors, and the Additional Investors (each as defined therein), setting forth the terms by which the Company agreed to provide certain registration rights with respect to its securities pursuant to its plan of reorganization. The Registration Rights Agreement is filed hereto as Exhibit 99.2 and is incorporated herein by reference.

The arrangements contemplated by the Investor Rights Agreement and Registration Rights Agreement are not intended to constitute the formation of a “group” (as defined in Section 13(d)(3) of the Exchange Act).

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of this Schedule 13D. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock and Series A Preferred Stock, developments affecting the Company and other factors deemed relevant, may increase or decrease the size of its investment in the Company, exercise its right to convert its shares of Series A Preferred Stock to shares of Common Stock, or take one or more other actions that relate to or would result in any matter referred to in Item 4 of this Schedule 13D, alone or with others. Each of the Reporting Persons reserves the right to take such actions as it deems appropriate, in its discretion.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated herein by reference. Based on the Form 8-K filed with the SEC by the Company on April 30, 2021, there were 65,035,801 shares of Common Stock and 247,771,428 shares of Series A Preferred Stock issued and outstanding as of April 30, 2021. All ownership percentage calculations are based on the shares of Common Stock and Series A Preferred Stock owned by the Reporting Person divided by the outstanding shares of Common Stock plus the shares of Series A Preferred Stock owned by the Reporting Person.

VOF Holdings directly holds 718,622 shares of the Company’s Common Stock and 14,374,581 shares of Series A Preferred Stock and has the sole power to vote and dispose of such shares.

VOF GP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings’ business, including the power to vote and dispose of securities held by VOF Holdings; therefore, VOF GP may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock held by VOF Holdings.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings.

GTM Holdings directly holds 2,874,489 shares of Common Stock and 52,555,471 shares of Series A Preferred Stock and has the sole power to vote and dispose of such shares of Common Stock and Series A Preferred Stock.

Fund GP, in its capacity as the general partner of GTM Holdings, has the ability to direct the management of GTM Holdings’ business, including the power to vote and dispose of securities held by GTM Holdings; therefore Fund GP may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock held by GTM Holdings.

GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings. Additionally, GP I, in its capacity as the managing member of Fund GP, has the ability to direct the management of Fund GP’s business, including the power to direct the decisions of Fund GP regarding the vote and disposition of securities held by GTM Holdings. Therefore, GP I may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings and GTM Holdings.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF Holdings and GTM Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings and GTM Holdings.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by VOF Holdings and GTM Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings and GTM Holdings.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by VOF Holdings and GTM Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Shares held by VOF Holdings and GTM Holdings.

Management, in its capacity as the sole director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings; therefore, Management may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings.

Management GP, in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the vote and disposition of securities held by VOF Holdings; therefore, Management GP may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings.

Atlas, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by VOF GP Ltd.; therefore, Management GP may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by VOF Holdings and GTM Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings and GTM Holdings.

OCGH GP, in its capacity as the indirect owner of the class B units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings and GTM Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings and GTM Holdings.

BAM, in its capacity as the indirect owner of the class A units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings and GTM Holdings; therefore BAM may be deemed to have indirect beneficial ownership of the shares of Common Stock and Series A Preferred Stock held by VOF Holdings and GTM Holdings.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by VOF Holdings and GTM Holdings; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the Common Stock and Series A Preferred Stock held by VOF Holdings and GTM Holdings.

Phoenix directly holds 1,904,762 shares of the Company’s Series A Preferred Stocks and has the sole power to vote and dispose of such shares.

With respect to the shares of Common Stock and Series A Preferred Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock and Series A Preferred Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than VOF Holdings and GTM Holdings, that it is the beneficial owner of any of the shares of Common Stock or Series A Preferred Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than VOF Holdings and GTM Holdings.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock or Series A Preferred Stock, other than VOF Holdings, GTM Holdings and Phoenix who directly own 3,593,111 shares of Common Stock and 68,834,814 shares of Series A Preferred Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock and Series A Preferred Stock beneficially owned by such Reporting Person. Each of the Covered Persons expressly disclaims beneficial ownership of the shares of the Common Stock and Series A Preferred Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than VOF Holdings and GTM Holdings for their directly held shares of Common Stock and Series A Preferred Stock.

(c)

Other than as set forth in this Schedule 13D, the Reporting Persons had no transactions in the shares of Common Stock or Series A Preferred Stock by the Reporting Persons during the past 60 days.

(d) and (e)

Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons entered in an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Company to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

VOF GP and Fund GP, as the general partner of VOF Holdings and GTM Holdings, has a carried interest in VOF Holdings and GTM Holdings, respectively.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Company currently owned by VOF Holdings and GTM Holdings.

Item 7.	Material to be Filed as Exhibits.

I	Joint Filing Agreement, dated May 14, 2021

99.1	Series A Investor Rights Agreement, dated as of April 30, 2021, among Garrett Motion Inc. and the investors named therein, as filed pursuant to the Form 8-K filed by the Company on April 30, 2021, and is incorporated herein by reference.

99.2	Registration Rights Agreement, dated as of April 30, 2021, among Garrett Motion Inc. and the holders party thereto, as filed pursuant to the Form 8-K filed by the Company on April 30, 2021, and is incorporated herein by reference.

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: May 14, 2021

OAKTREE VALUE OPPORTUNITIES FUND HOLDINGS, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM OPPS GTM HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	General Partner
By:	Oaktree Fund GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	Atlas OCM Holdings, LLC
Its:	Managing Member

By:	Oaktree New Holdings, LLC

Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Senior Vice President Legal & Regulatory

BAM PARTNERS TRUST

By: BAM Class B Partners Inc.
Its: Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

OAKTREE PHOENIX INVESTMENT FUND LP

By: Oaktree Phoenix Investment Fund GP, L.P.
Its: General Partner

By: Oaktree Phoenix Investment Fund GP, Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President